Exhibit 99.1

AMTD Digital’s Change of Fiscal Year End to Align with Group’s Reporting Schedule

PARIS & NEW YORK -- AMTD Digital Inc. (“AMTD Digital” or the “Company”) (NYSE: HKD) announced today that the Company’s board of directors approved the change of the Company’s fiscal year end from October 31 to December 31. In light of the ongoing global acquisitions and expansion of AMTD Group Inc. (“AMTD Group”), the controlling shareholder of the Company, AMTD Group aims to align and standardize the fiscal year-end dates of its subsidiaries. In accordance with the Group’s policy, the Company is adjusting its fiscal year-end date to December 31.

The change of fiscal year-end is effective immediately.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor”provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,”“anticipates,” “aims,” “future,” “intends,” “plans,” “believes,”“estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD Digital Inc., are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD Digital Inc. undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.net